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                          Mutual Risk Management Ltd.
                               44 Church Street
                            Hamilton HM 12 Bermuda


                                 June 19, 2001

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405

     Re:  Mutual Risk Management Ltd.
          Withdrawal of Registration Statement on Form S-3
          File No. 333-96425
          Filed February 8, 2000, as amended May 23, 2000

Dear Ladies and Gentlemen:

     Pursuant to Rule 477, Mutual Risk Management Ltd. ("MRM") hereby applies for the withdrawal of the above referenced Registration Statement on Form S-3. MRM has concluded that it does not intend to offer any of the registered securities in the next two years and would like to withdraw the above referenced Registration Statement. No securities have been sold in connection with the above referenced Registration Statement.

     We appreciate your assistance with this filing and thank you in advance for your attention to this application and request. Please call our counsel, Carol
S. Rivers or Samantha B. Whitehouse at (312) 701-7215 and (312) 701-7152, respectively, if you have any questions concerning this application and request.

                                       Very truly yours,

                                       MUTUAL RISK MANAGEMENT LTD.


                                       By:  /s/ Angus Ayliffe
                                            ------------------------------
                                            Angus Ayliffe, Controller